Via Facsimile and U.S. Mail
Mail Stop 6010

July 19, 2006

Mr. W. G. Jurgensen
Chief Executive Officer
Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, OH 43215

> **Re:** **Nationwide Financial Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-12785**

Dear Mr. Jurgensen:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief